UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

049430101

(CUSIP Number)

John G. Finley The Blackstone Group Inc. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 049430101

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A common stock beneficially owned represent 7.4% of the total number of shares of Class A common stock and Class B common stock of Atlas Technical Consultants, Inc. (the “Issuer”). See Item 5.

SCHEDULE 13D
CUSIP No. 049430101

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Associates III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated on the basis of Rule 13d-3 of the Exchange Act. Shares of Class A common stock beneficially owned represent 7.4% of the total number of shares of Class A common stock and Class B common stock of the Issuer. See Item 5.

SCHEDULE 13D
CUSIP No. 049430101

1	NAMES OF REPORTING PERSONS GSO Holdings I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated on the basis of Rule 13d-3 of the Exchange Act. Shares of Class A common stock beneficially owned represent 7.4% of the total number of shares of Class A common stock and Class B common stock of the Issuer. See Item 5.

SCHEDULE 13D
CUSIP No. 049430101

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated on the basis of Rule 13d-3 of the Exchange Act. Shares of Class A common stock beneficially owned represent 7.4% of the total number of shares of Class A common stock and Class B common stock of the Issuer. See Item 5.

SCHEDULE 13D
CUSIP No. 049430101

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated on the basis of Rule 13d-3 of the Exchange Act. Shares of Class A common stock beneficially owned represent 7.4% of the total number of shares of Class A common stock and Class B common stock of the Issuer. See Item 5.

SCHEDULE 13D
CUSIP No. 049430101

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Calculated on the basis of Rule 13d-3 of the Exchange Act. Shares of Class A common stock beneficially owned represent 7.4% of the total number of shares of Class A common stock and Class B common stock of the Issuer. See Item 5.

SCHEDULE 13D
CUSIP No. 049430101

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated on the basis of Rule 13d-3 of the Exchange Act. Shares of Class A common stock beneficially owned represent 7.4% of the total number of shares of Class A common stock and Class B common stock of the Issuer. See Item 5.

SCHEDULE 13D
CUSIP No. 049430101

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Calculated on the basis of Rule 13d-3 of the Exchange Act. Shares of Class A common stock beneficially owned represent 7.4% of the total number of shares of Class A common stock and Class B common stock of the Issuer. See Item 5.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Atlas Technical Consultants, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 13215 Bee Cave Parkway, Building B, Suite 230, Austin, Texas 78738.

Item 2. Identity and Background.

(a) and (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	GSO Capital Opportunities Fund III LP, which is a Delaware limited partnership (“GSO COF III”);

(ii)	GSO Capital Opportunities Associates III LLC, which is a Delaware limited liability company;

(iii)	GSO Holdings I L.L.C., which is a Delaware limited liability company;

(iv)	Blackstone Holdings II L.P., which is a Delaware limited partnership;

(v)	Blackstone Holdings I/II GP L.L.C., which is a Delaware limited liability company;

(vi)	The Blackstone Group Inc., which is a Delaware corporation;

(vii)	Blackstone Group Management L.L.C., which is a Delaware limited liability company; and

(viii)	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of Blackstone Holdings II L.P., Blackstone Holdings I/II GP L.L.C., The Blackstone Group Inc., Blackstone Group Management L.L.C. and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of GSO COF III, GSO Capital Opportunities Associates III LLC and GSO Holdings I L.L.C. is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of GSO COF III is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Capital Opportunities Associates III LLC is performing the functions of, and serving as, the general partner of GSO COF III and its related investment vehicles. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in GSO Capital Opportunities Associates III LLC and other affiliated entities.

The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP, L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of The Blackstone Group Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a letter agreement, dated as of February 14, 2020 (the “Founder Shares Transfer Letter”), Boxwood Sponsor, LLC transferred to GSO COF III, for no consideration, 1,200,000 shares of Class F common stock of the Issuer (“Founder Shares”), which converted automatically into 1,200,000 shares of Class A Common Stock pursuant to the terms and conditions of the Issuer’s amended and restated certificate of incorporation at the time of the closing of the acquisition of all of the outstanding equity interests of Atlas Intermediate Holdings LLC by Atlas TC Buyer LLC, an indirect wholly-owned subsidiary of the Issuer, from Atlas Technical Consultants Holdings LP, which closing occurred on February 14, 2020 (the “Business Combination”).

Such transfer of Founder Shares constituted payment-in-kind of a portion of a fee owing to the Reporting Persons pursuant to a payment letter, dated as of January 23, 2020 (“Payment Letter”), from GSO Capital Partners LP, on behalf of its affiliates and funds and accounts managed or advised by it (“GSO”), addressed to the Issuer and its wholly-owned subsidiary, Atlas TC Holdings LLC, a Delaware limited liability company (“Holdings”), in exchange for GSO’s commitment to fund a portion of the amounts needed to consummate the Business Combination and the costs and expenses incurred in connection therewith, which commitment is set forth in a commitment letter, dated as of January 23, 2020, by and among GSO, the Issuer and Holdings (the “Commitment Letter”).

Pursuant to the Commitment Letter, GSO committed, on the terms and subject to the conditions set forth therein, on the closing date of the Business Combination, to purchase (i) up to 145,000 units of a new class of Series A Senior Preferred Units of Holdings (the “Preferred Units”) at a price per Preferred Unit of $980, reflecting a 2% original issue discount to the amount of the liquidation preference of $1,000 per Preferred Unit (“OID”) in accordance with the terms of the Payment Letter (the “Preferred Commitment”), and (ii) 1,000,000 shares of Class A Common Stock (the “Common Commitment”).

Pursuant to a subscription agreement, dated as of February 14, 2020 (“Subscription Agreement”), between GSO COF III AIV-2 LP, an affiliate of GSO (“GSO COF III AIV-2”), and Holdings, GSO COF III AIV-2 acquired 145,000 Preferred Units for an aggregate purchase price of $141.84 million reflecting a 2.179% OID in satisfaction of the Preferred Commitment. Simultaneously therewith, GSO COF III AIV-2 was admitted as a member of Holdings and became bound by the Amended and Restated Operating Agreement of Holdings, dated as of February 14, 2020 (the “Holdings LLC Agreement”). The acquisition of the Preferred Units was funded by capital contributions of the limited partners and general partner of GSO COF III AIV-2.

The Reporting Persons acquired 1,000,000 shares of Class A Common Stock for $10.26 per share for an aggregate purchase price of $10.26 million, in satisfaction of the Common Commitment (the “Stock Purchase”). The acquisition of such shares of Class A Common Stock was funded by capital contributions of the limited partners and general partner of GSO COF III.

The foregoing descriptions of the Founder Shares Transfer Letter, the Payment Letter, the Commitment Letter and the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements which are each filed herewith as Exhibits B, C, D and E, respectively, to this Statement and incorporated by reference herein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons, through GSO COF III AIV-2’s ownership of Preferred Units, have negative control rights over certain aspects of the business and affairs of Holdings and its subsidiaries. Under the Holdings LLC Agreement, the prior written consent of GSO COF III AIV-2, as the holder of Preferred Units constituting at least a majority of the outstanding Preferred Units in the aggregate, is required before Holdings or its subsidiaries are permitted to, among other things, incur additional indebtedness in excess of a specified leverage ratio, dispose of assets, transact with affiliates, make certain dividend payments, or make changes to Holdings’ organizational documents in a manner adverse to the Reporting Persons, in each case, subject to the exceptions and limitations described therein. The foregoing description of the Holdings LLC Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed herewith as Exhibit F and is incorporated by reference in its entirety.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Calculations of the percentage of common stock beneficially owned assumes 29,740,330 shares of common stock outstanding as of February 14, 2020, of which 5,827,342 shares are Class A common stock and 23,912,988 shares are Class B common stock, as reported in the Issuer’s Current Report on Form 8-K, filed on February 14, 2020.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of securities as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, GSO COF III holds 2,200,000 shares of Class A Common Stock, which represents approximately 37.8% of the Class A Common Stock, calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which shares represent approximately 7.4% of the total amount of the outstanding common stock of the Issuer.

GSO Capital Opportunities Associates III LLC is the general partner of GSO COF III. GSO Holdings I L.L.C. is the managing member GSO Capital Opportunities Associates III LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO COF III. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP, L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by GSO COF III, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than GSO COF III to the extent it directly holds Issuer securities reported herein) is the beneficial owner of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and each of the Reporting Persons (other than GSO COF III to the extent it directly holds Issuer securities reported herein) expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of shares of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Other than as reported in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in the past 60 days in shares of Class A Common Stock.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.

The Founder Shares obtained pursuant to the Founder Shares Transfer Letter are subject to the same lock-up provisions as set forth in the Letter Agreement dated November 15, 2018, among the Issuer, Boxwood Sponsor, LLC and the other signatories thereto (the “Letter Agreement”), namely that GSO COF III may not transfer any

Founder Shares until the earlier of (i) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Pursuant to a Registration Rights Agreement, dated as of February 14, 2020, between the Issuer and GSO COF III, GSO COF III is entitled to (i) make up to two demands of the Issuer to register in an underwritten offering any registrable shares of Class A Common Stock held by GSO COF III, and (ii) customary piggyback registration rights, in each case, subject to certain limitations described therein. The Issuer filed a Registration Statement on Form S-3 (Registration No. 333–236470) on February 14, 2020 and, in accordance with the terms of the Registration Rights Agreement, the shares of Class A Common Stock acquired pursuant to the Stock Purchase were included in such registration statement.

Pursuant to the Holdings LLC Agreement, GSO COF III AIV-2, as the holder of Preferred Units constituting at least a majority of the outstanding Preferred Units in the aggregate, has the right to invite one natural person to attend and participate in meetings of the Board of Directors of the Issuer and any committees thereof (and any board of managers of Holdings or any subsidiary of Holdings or similar body, if established) in a nonvoting observer capacity.

The foregoing descriptions of the Letter Agreement, the Registration Rights Agreement and the Holdings LLC Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are filed herewith as Exhibits F, G and H and are incorporated by reference in their entirety.

Item 7. Material to Be Filed as Exhibits.

Exhibit A Joint Filing Agreement by and among the Reporting Persons

Exhibit B Founder Shares Transfer Letter, dated as of February 14, 2020, between Boxwood Sponsor, LLC and GSO Capital Opportunities Fund III LP

Exhibit C Payment Letter, dated as of January 23, 2020, from GSO Capital Partners LP to Boxwood Merger Corp. and Atlas TC Holdings LLC (incorporated by reference to Annex B to the Issuer’s Supplement to the Proxy Statement on Schedule 14A, filed on January 28, 2020)

Exhibit D Commitment Letter, dated as of January 23, 2020, from GSO Capital Partners LP to Boxwood Merger Corp. and Atlas TC Holdings LLC (incorporated by reference to Annex A to the Issuer’s Supplement to the Proxy Statement on Schedule 14A, filed on January 28, 2020)

Exhibit E Subscription Agreement, dated as of February 14, 2020, between GSO COF III AIV-2 LP and Atlas TC Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on February 14, 2020)

Exhibit F Amended and Restated Operating Agreement of Atlas TC Holdings LLC, dated as of February 14, 2020, between Atlas TC Holdings LLC and the signatories thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K, filed on February 14, 2020)

Exhibit G Registration Rights Agreement, dated as of February 14, 2020, between Atlas Technical Consultants, Inc. and GSO Capital Opportunities Fund III LP (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed on February 14, 2020)

Exhibit H Form of Letter Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Issuer’s Form S-1, filed on November 15, 2018)

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2020

GSO CAPITAL OPPORTUNITIES FUND III LP
By: GSO Capital Opportunities Associates III LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL OPPORTUNITIES ASSOCIATES III LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HOLDINGS I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner
By: The Blackstone Group Inc., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP L.L.C.
By: The Blackstone Group Inc., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The business address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

Joan Solotar	Senior Managing Director — Head of Private Wealth Solutions and External Relations of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Class A Common Stock.